Max Berueffy

Senior Counsel

max.berueffy@protective.com

(205) 268-3581 direct

(205) 268-3597 fax

(800) 866-3555 toll-free

August 23, 2019

VIA E-MAIL AND EDGAR

Mr. Keith Gregory

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:               Initial Registration Statement on Form N-4 for

Protective Dimensions IV Variable Annuity

Protective Life Insurance Company

Protective Variable Annuity Separate Account

File Nos. 333-233415 and 811-8108

Dear Mr. Gregory:

On behalf of Protective Life Insurance Company (the “Company”), we have forwarded for your convenience a copy of the above-referenced initial registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission (“Commission”) on August 22, 2019.  The Registration Statement was filed under the Securities Act of 1933 (the “Securities Act”) to register a new variable annuity contract, the Protective Dimensions IV Variable Annuity contract (the “New Contract”).  The Company hopes to have the Registration Statement made effective on or before November 1, 2019.

The Company respectfully requests that the Commission Staff afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).  Accordingly, we have also forwarded a marked copy of the prospectus and the statement of additional information (“SAI”) to the Registration Statement.  The prospectus and SAI are substantially similar to the prospectus and SAI included in Post-Effective Amendment No. 4 to the Form N-4 registration statement filed on April 26, 2019 (File No. 333-212857), which describes another variable annuity contract issued by the Company, the Protective Dimensions III Variable Annuity contract (the “Old Contract”).

The enclosed prospectus and SAI are marked to indicate the differences between the New Contract and the Old Contract.  The material differences between the two Contracts are identified below.

1.              The New Contract includes a Mortality and Expense Risk Charge of 0.65%, which is lower than the Mortality and Expense Risk Charge of the Old Contract.

2.              The New Contract includes a higher issue age limit (77 instead of 75) for the Maximum Quarterly Value Death Benefit and the Maximum Anniversary Value Death Benefit than under the Old Contract.

3.              The minimum Issue Age of the SecurePay rider is lower in the New Contract (age 55) than the minimum Issue Age of the SecurePay rider in the Old Contract (age 59).

4.              The New Contract has a higher current charge for the SecurePay FXi rider benefit (1.40%) than the Old Contract (1.20%).

5.              The New Contract has a higher SecurePay Roll-up Percentage than the Old Contract.

6.              The New Contract has different Maximum Withdrawal Percentages under the SecurePay rider than under the Old Contract.

In addition, because the level of aggregate asset-based charges deducted on a daily basis under the New Contract differ from the level of aggregate asset-based charges deducted under any other variable annuity contract the Company issues, the subaccounts under the New Contract are new subaccounts and have no prior accumulation unit value history.  For that reason, accumulation unit value information for the subaccounts has not been included in an appendix to the prospectus.

*    *    *

If you have any questions or comments regarding the Registration Statement, or if there is anything that we can do to facilitate the Staff’s review of the Registration Statement, please call the undersigned at (205) 268-3581 or our counsel Tom Bisset at (202) 383-0118.  As always, we greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Max Berueffy

Max Berueffy
Senior Counsel

Attachment

cc:                                Thomas Bisset, Esq.